GREY CLOAK TECH INC

10300 W. Charleston Blvd.

Las Vegas, NV 89135

May 11, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Mr. Matthew Crispino, Attorney - Advisor

Re: Grey Cloak Tech Inc.

Registration Statement on Form S-1 Filed on March 6, 2015

File No. 333-202542

Dear Mr. Crispino:

This letter sets forth the responses of Grey Cloak Tech Inc. (the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of April 2, 2015. Each numbered paragraph below responds to the comment having the same number in the April 2 comment letter.

General

1.	You appear to be a shell company as defined in Rule 405 because you appear to have nominal operations and nominal assets. Please disclose your shell company status on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144 and the potential impact on your ability to attract additional capital.

Response: The company currently has revenues, employees and contracts in place and believes it shows it is an operational start-up company and not a shell. Reflected in the March 31, 2015 financial statements, the Company recently entered into its first sales transaction for $10,600. In addition, FF&E assets have been acquired for the new Florida office.

2.	We note your statement in the Plan of Distribution section that “[t]he selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act. . . .” As Rule 144 is not available for the resale of securities of a shell company, the entire offering is a primary offering and each of the selling shareholders is considered an underwriter. See SEC

Release 33-8869 (2007). Accordingly, revise to identify all selling shareholders as underwriters in the registration statement.

Response: We respectfully disagree with the categorization of our early-stage investors as “underwriters” as the investments were made in good faith and without the requisite showing of intent to re-sell. The investors made over $300,000 of their own funds available to start up the Company’s business without regard to whether or not the Company would register the shares. The Company will use these funds to build its business whether or not the offering is completed.

3.	We note the statement on the cover page and in the Plan of Distribution section that the selling shareholders will sell their shares at a fixed price per share of $0.10 for the duration of the offering or until your shares are quoted on the OTCBB, and thereafter at prevailing market prices or in privately negotiated transactions. Since it appears that you are not eligible to do an at the market offering on a primary basis pursuant to Securities Act Rule 415(a)(4), please revise your disclosure throughout your registration statement to include a fixed price for the duration of the offering.

Response: Please see response to comment 2.Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. For example only, we refer you to the following statements:

•	Page 27: “According to advertising media executives, click fraud, [sic] and fraudulent ‘bot’ traffic will cost the global display advertising industry [$]11.6 [b]illion in 2014.”
•	Page 30: “Digital [m]arketing [p]ay-per-click is one of the fastest-growing segment[s] of all advertising. . .”
•	Page 30: “The US spend on digital marketing is currently at about [$] 50 [b]illion [], and growing at roughly 15% annually.”

To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or for this offering.

Response: We have deleted the referenced statements and substituted information from a more recent survey. Here is the link to the quoted survey:

http://www.ana.net/content/show/id/botfraudFacing Page

5.	We note you have disclosed your primary SIC code as 4700. However, the EDGAR system lists the SIC code for your company as 7374. Please revise your facing sheet accordingly or advise. You may also wish to consult the SIC Code List, which is available on our website at http://www.sec.gov/info/edgar/siccodes.htm.

Response: revised

Summary of Prospectus, page 5

6.	Please revise your disclosure to discuss your proposed business. Provide here and throughout the registration statement, including the Risk Factors and Description of Business sections, a clear and concise description of your current business activities and distinguish these from business activities planned for the future but not yet in effect. State prominently and unambiguously that you have not yet developed a software program, you have no customers and you have not generated any revenues. Include a timetable for development of your products and services and expected costs. Disclose your net losses for the most recent period and your accumulated deficit.

Response: See revised.

7.	Please state the minimum period of time that you will be able to conduct planned operations using currently-available capital resources. You should include a similar statement in the Risk Factors and Description of Business sections.

Response: See revised.

8.	Please disclose the price at which you sold your common stock to shareholders in your January private placement.

Response: The price of $0.10 has been disclosed.

Risk Factors, page 8

9.	Please review and revise your risk factor disclosure so that it discusses the material risks to your specific business and stage of development. You should avoid overly broad boilerplate disclosure and repetition of the same risks in multiple risk factors. We note, for example only, that you include multiple risks that convey the same information regarding penny stocks, the JOBS Act, competition, concentration in ownership and the lack of a public market for your securities. Furthermore, you include references to consulting services and the New York Stock Exchange, which appear to be inapplicable. Revise so that each risk factor subheading conveys a specific harm that you would incur should the risks or facts disclosed materialize.

Response: See revised.

“We lack an operating history and have no profits which we expect to continue into the future...,” page 8

10.	Please revise this risk factor to discuss the minimum period of time you will be able to conduct planned operations using currently available capital resources and the extent to which you currently use capital resources in your operations on a monthly basis.

Response: See revised

Dilution, page 21

11.	Please provide the disclosure called for by Item 506 of Regulation S-K or advise why it is not required.

Response: See revised. Language has been added for potential dilution.

Selling Stockholders, page 22

12.	It is unclear whether the information provided in the table on page 23 is as of January 15, 2015 or February 9, 2015. Please update your beneficial ownership table to furnish the information as of the most recent practicable date.

Response: We updated through March 31, 2015.

13.	For purposes of calculating beneficial ownership pursuant to Rule 13d-3, a person is a beneficial owner of a security if they have or share voting power or investment power over such security. See Rule 13d-3(a). Please revise your beneficial ownership table to reflect that Messrs. Bromberg, Rudden, Tyler Brasel, Timothy Brasel and George Lee are

the beneficial owners of the shares held by KBK Ventures Inc., Victory Fund LLC, Glaxious Group LLC, and First Capital Properties, respectively.

Response: See revised.

Information with Respect to the Registrant Description of Business

Technology, page 29

14.	We note the statement that the “overall system runs over redundant MySql instances using the Amazon SAN for storage of data.” Please tell us with a view toward revised disclosure whether you currently have the arrangements in place for this infrastructure.

Response: See revised.

Intellectual Property Protection and Barrier to Entry, page 29

15.	Please revise to remove marketing language related to Mr. Covely’s experience in software patent applications. This comment also applies to your disclosure on page 31.

Response: See revised.

Sales and Marketing, page 30

16.	You state that your software will be available by April 1, 2015. Please update as necessary.

Response: See revised.

Government Controls, Approval and Licensing Requirements, page 31

17.	Please expand your disclosure to include a discussion of the government regulations that may impact your business once you develop your software and commence operations. See Item 101(c)(1)(ix) of Regulation S-K.

Response: See revised.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

18.	Please revise your disclosure to provide a more detailed and granular discussion of each of your planned activities for the next 12 months. For example, discuss the milestones necessary to design and develop your software, hire the necessary personnel and conduct your marketing campaign, among other steps. Please also disclose the resources required to complete each step of your business development, as well as the challenges you anticipate in implementing your business plan. Also state the number of months you will be able to operate with the cash currently available.

Response: See revised.

Directors and Executive Officers

Background Information about Our Officer and Director, page 36

19.	Please revise the biographies of your officers and directors to describe in more detail their business experience during the past five years. See Item 401(e) of Regulation S-K. Please also remove marketing language from the biographies.

Response: See revised.

Certain Relationships and Related Transactions, page 39

20.	We note your disclosure on page 6 that you paid $9,000 to a company owned by William Bossung, an officer and director of the company. Please disclose the information required by Item 404(d)(1) of Regulation S-K with regard to this transaction.

Response: See revised.

Financial Statements, page 41

21.	Since your fiscal year end is December 31, revise to provide audited financial statements for the fiscal year ended December 31, 2014. We refer you to Rule 8-08 of Regulation S-X.

Response: See revised.

Recent Sales of Unregistered Securities, page 50

22.	Please disclose exemption from registration relied upon for the sale of 1,006,666 shares of common stock to four unaffiliated investors on December 24, 2014. See Item 701 of Regulation S-K.

Response: See revised.

Exhibits, page 51

23.	Please refile exhibit 3.1 in a text-searchable format. See Rule 301 of Regulation S-T and the EDGAR Filer Manual, Volume II: “EDGAR Filing,” Version 29 (December 2014).

Response: See revised.

24.	We note that you have provided a consent from your independent registered public accounting firm. Please provide an updated consent in your next amendment. We refer you to Item 601 of Regulation S-K.

Response: auditor to provide current consent (30 day maximum)

The Company hereby acknowledges that:

_	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

_	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

_	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Fred Coveley

Fred Coveley

Chief Executive Officer

Grey Cloak Tech Inc.